ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
11 July to 20 August 2009

National Grid plc (‘NG’)
20 August 2009

Notification of Directors’ Interests
- Scrip Dividend and Dividend Reinvestment:

NG late yesterday received notification from the Trustee that, following the operation of cash dividend reinvestment (the shares were purchased in the market at 573.4p per share on 19 August 2009):

• In the Lattice Group All Employee Share Ownership Plan, Steve Lucas became interested in an additional 40 ordinary shares;

• In the National Grid Share Incentive Plan, Mark Fairbairn became interested in an additional 66 ordinary shares.

• Steve Holliday became interested in a total of 918 shares held under the National Grid Share Matching Scheme, allotted on 19 August 2009 under the terms of the National Grid plc Scrip Dividend Scheme (the ‘Scheme’) at the Scrip Dividend Reference Price of 555.5p per share.

NG also received notification late yesterday from the Registrars that, under the Scheme, Sir John Parker and Mark Fairbairn became interested in an additional 194 and 1,238 shares respectively. The shares were allotted on 19 August 2009 under the terms of the Scheme at the Scrip Dividend Reference Price of 555.5p per share.

The Directors total interests after these changes are:

Director	Total interest after event

Mark Fairbairn	673,333

Steve Holliday	1,394,473

Steve Lucas	887,745

Sir John Parker	81,531

—
Contact: D C Forward, Assistant Secretary
0207 004 3226

National Grid plc (‘National Grid’)

19th August 2009

Directors’ interests in National Grid plc (NG.) Ordinary Shares

Earlier today, Steve Lucas sold 36,000 shares at 578p per share. His total interest after this event is in 887,705 NG ordinary shares, comprised of options over 756,271 shares and 131,434 held beneficially.

10th August 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 35,096
shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 10 August 2009 consists of 2,581,974,851 ordinary shares, of which 146,937,712 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,435,037,139 shares with voting rights.

The figure of 2,435,037,139 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

Monday 10th August 2009

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 50,473 NG ordinary shares under the scheme was confirmed by the Trustee late on Friday 7th August, the shares having been purchased in the market earlier that day, at a price of 558 pence per share, on behalf of some 3,100 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	22 Ordinary Shares

Steven Holliday	23 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	672,029 Ordinary Shares

Steven Holliday	1,393,555 Ordinary Shares

— —
Contact: D C Forward, Assistant Secretary (0207 004 3226)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 23 shares purchased by the SIP Trustee for his partner.

National Grid plc (‘NG’)
5th August 2009
—
Block Listing Six Monthly Return
—
NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc

2. Name of Scheme	Employee Shareschemes

3. Period	1 February 2009 to 31 July 2009

4. Shares not issued at end of last period:	1,289,177

5. Shares issued/allotted during period:	Nil

6. Balance not yet issued/allotted at end of period:	1,289,177

7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue. See Note below:

Note: The Company’s share repurchase programme (into Treasury) continued until 24 September 2008. Sharescheme operations continue to be principally satisfied by transfer of treasury shares. Total number of shares in issue at end of the period: 2,581,974,851; of which the holding of Treasury shares at 31 July 2009 was 146,972,808; leaving a balance of 2,435,002,043 shares with voting rights.
—
Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226

Monday 3 August 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital at of 31 July 2009 and currently consists of 2,581,974,851 ordinary shares, of which 146,972,808 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,435,002,043 shares with voting rights.

The figure of 2,435,002,043 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

29th July 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, late yesterday, 22,893 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 28 July 2009 consists of 2,581,974,851 ordinary shares, of which 146,972,808 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,435,002,043 shares with voting rights.

The figure of 2,435,002,043 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

24th July 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 250,000 shares held in Treasury were transferred to share scheme trustees. Following this change, National Grid plc’s registered capital from 24 July 2009 consists of 2,581,974,851 ordinary shares, of which 146,995,701 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,434,979,150 shares with voting rights.

The figure of 2,434,979,150 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid PLC
24 July 2009

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 24 July 2009 (the “Prospectus”) for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2696W—1-2009-7-24.pdf

The Prospectus is also available for viewing at the Document Viewing Facility of the UK Listing Authority at 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand, London WC2N 5EH

Tel:  +44 20 7004 3365
Fax: +44 20 7004 3363

Clive Hawkins
Media Relations
National Grid plc
1-3 Strand, London WC2N 5EH

Tel:      +44 20 7004 3147
Fax:     +44 20 7004 3167

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc (NG.)

16th July 2009

Notification of Major Interest in NG. Ordinary Shares

NG has today received a further notification from Crescent Holding GmbH, over total return equity swaps, the relevant transactions having been in place for a number of years.

No threshold has been crossed. This follows an initial notification (as required by changes made to DTR5) made on 3rd June 2009, and is as a result of the extension of those previously disclosed transactions from 15 July 2009 to differing expiry dates, of 20 July 2010 over 72,142,857 and 20 January 2010 over 34,581,633, of the 106,724 490 NG voting ordinary shares involved (representing 4.38% in total).

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

Monday 13th July 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 36,729 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 13 July 2009 consists of 2,581,974,851 ordinary shares, of which 147,245,701 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,434,729,150 shares with voting rights.

The figure of 2,434,729,150 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

13 July 2009

National Grid plc (‘National Grid’ or ‘NGplc’)
And
National Grid Gas plc (NGG)
National Grid Electricity Transmission plc (NGET)
NGG Finance plc (‘NGGF’)
National Grid USA (NGUSA)

-Annual Information Update

This Annual Information Update is issued following the issue of the National Grid Report and Accounts 2009 and contains information in respect of National Grid and the group entities headlined above as specified in this document.

It is required by and being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date at the date of this annual information update and the issuing Companies do not undertake any obligation to update any such information in the future. Furthermore such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied upon by any person.

Section A:

Announcements to the London Stock Exchange by National Grid plc and/or by other companies headlined, as indicated:

DATE	DETAILS
10.7.09	Directors’ Other Appointment
(Noting Sir John Parker also appointed Chairman of Anglo American plc)
8.7.09	Directors’ Other Appointment (Noting John Allan appointed NED of 3i Group plc)

7.7.09	Directors Interests-Share Incentive Plan-monthly update

7.7.09	Director Share Purchase- Maria Richter

1.7.09	Director Share Interests- Performance Share Plan -2005 Award Release

30.6.09	Voting Rights and Capital (and monthly update)

26.6.09	Director Share Interests- Performance Share Plan Awards 2009

23.6.09 And 25.6.09	-Voting Rights and Capital (Transfer of shares out of Treasury)

16.6.09	Director Interests-Deferred Share Plan 06’ Release/M Fairbairn Exec. Options Exercise

16.6.09	Annual Report and Accounts Published

15.6.09	Directors Interests- Deferred Share Plan Awards 2009

10.6.09	SCRIP Dividend Update

8.6.09	Directors Interests-Share Incentive Plan-monthly update

8.6.09	Voting Rights and Capital (Transfer of shares out of Treasury)

4.6.09	Crescent Holdings Gmbh interest at above 4%

1.6.09	Voting Rights and Capital (monthly update)

1.6.09	Directors Interests- Bob Catell Deferred Share Plan Release

29.5.09	National Grid Seeks Leave to appeal Competition Appeal Tribunal (CAT) Judgment n Gas Metering Contracts

27.5.09	Voting Rights and Capital (Transfer of shares out of Treasury)

21.5.09	Directors Interests- Bob Catell Share purchase

20.5.09	Final Terms for NGplc issue of £14m- 6.125 per cent. Instruments due 2014 (under NG / NGET Euro 15Bn EMTN).

15.5.09	Directors Interests- J Allan Share purchase

14.5.09	Directors Interests- P Aiken Share purchase

14.5.09	National Grid plc — Results for the year ended 31 March 2009 [also released in the names of NGETplc, NGGplc, NGGFplc, NGUSA -as ‘National Grid plc- annual results’]

12.5.09	Voting Rights and Capital (Transfer of shares out of Treasury)

7.5.09	Directors Interests-Share Incentive Plan-monthly update

1.5.09	Voting Rights and Capital (monthly update)

29.4.09	Competition Appeal Tribunal judgment on Gas Metering Contracts

28.4.09	Voting Rights and Capital (Transfer of shares out of Treasury)

16.4.09	Voting Rights and Capital (Transfer of shares out of Treasury)

8.4.09	Directors Interests-Share Incentive Plan-monthly update

8.4.09	NGG. Debt Repurchase

3.4.09	Voting Rights and Capital (Transfer of shares out of Treasury)

1.4.09	Voting Rights and Capital (Year end update)

30.3.09	Voting Rights and Capital (Transfer of shares out of Treasury)

24.3.09	Director interests- Maria Richters’ spouse Sells NGplc Debt Instruments

19.3.09	NGG. Debt Repurchase

17.3.09	Voting Rights and Capital (Transfer of shares out of Treasury)

10.3.09	Directors Interests-Share Incentive Plan-monthly update

4.3.09	Director interests- Maria Richters’ spouse purchases NGplc Debt Instruments

2.3.09	Voting Rights and Capital (Monthly update and further Transfer out of Treasury)

27.2.09	Directors’ Other Appointment (Noting Nick Winser appointed NED of Kier Group plc)

27.2.09	Final Terms for NGET issue of £13m- 7.375 per cent. Instruments due 2031 (under NG / NGET Euro 15Bn EMTN).

24.2.09	NGG. Debt Repurchase and Published Prospectus re E10Bn EMTN.

19.2.09	Final Terms for NGG issue of Eur100m- 7.375 per cent. Instruments due 2019 under NGG / NGF no1 Euro 10Bn EMTN).

12.2.09 And 16.2.09.	Voting Rights and Capital (Transfer of shares out of Treasury)

12.2.09	Blocklisting six-monthly return

12.2.09	Publication of Final Terms-issue of EUR78 million 6.5% instruments due 2014

11.2.09	Final Terms for NGET issue of Eur 100m- Inflation linked Instruments due 2019 (under NG / NGET Euro 15Bn EMTN.

10.2.09	Final Terms for NGET issue of £16m- 7.375 per cent. Instruments due 2031 (under NG / NGET Euro 15Bn EMTN).

10.2.09	Directors Interests-Share Incentive Plan-monthly update

5.2.09	National Grid plc Interim Management Statement for the period from 1 October 2008 to 4 February 2009.

3 2.9	Final Terms for NG plc issue of £400m 6.125 per cent. Instruments due 2014 under the National Grid plc / National Grid Electricity Transmission plc Euro 15Bn Euro Medium Term Note Programme.

2.2.09	Voting Rights and Capital (monthly update)

27.1.09	Voting Rights and Capital (Transfer of shares out of Treasury)

26.1.09	Directors Interests- Bob Catell Share purchase and John Allen impending external appointment.

22.1.09	Directors Share Interests-Dividend Reinvestment

21.1.09	Final Terms for NG plc issue of £500m 6.5 per cent. Instruments due 2014 under the NG plc / NGET Euro 15Bn Euro Medium Term Note Programme.

16.1.09	Final Terms for NGG issue of £11m -6 per cent. Instruments due 2038 under the NG plc / NGGF no1 10Bn EMTN.

14.1.09 and 20.1.09	Voting Rights and Capital (Transfer of shares out of Treasury)

12.1.09	Final Terms for NGET issue of £350m- 7.375 per cent. Instruments due 2031 (under NG / NGET Euro 15Bn EMTN.

9.1.09	Final Terms for NG plc issue of £25m -5.50 per cent. Instruments due 2013 under the NG plc / NGET Euro 15Bn Euro Medium Term Note Programme.

8.1.09.	Directors Interests-Share Incentive Plan -monthly update (updated partner interest)

6.1.09	Voting Rights and Capital (Transfer of shares out of Treasury)

5.1.09	Directors Interests-Sharesave Scheme Grant of options

2.1.09	Voting Rights and Capital (monthly update)

22.12.08	Final Terms for NGET issue of GBP 8.9m 3.612 per cent. RPI-Linked Instruments due 2058 (under NGplc/NGET Euro 15bn EMTN).

17.12.08	Final Terms for National Grid plc’s issue of GBP 35m 5.50 per cent. Instruments due 2013 (under NGplc/ NGET Euro15Bn EMTN).

17.12.08	Retirement of Robert B. Catell as Executive Director of National Grid and his appointment as Non Executive Director

16.12.08	Director interests- Chairman purchases NGplc Debt Instruments

15.12.08	Voting Rights and Capital (Transfer of shares out of Treasury)

12.12.08	National Grid Financial Timetable for the year ending 31 March 2010

9.12.08	Final terms for NGET issue of Euro 600, 6.625 per cent. Instruments due 2014 under NG/NGET 15Bn EMTN Programme.

9.12.08.	Directors Interests-Share Incentive Plan-monthly update

8.12.08	Voting Rights and Capital (Transfer of shares out of Treasury)

5.12.08	Final terms for NGG issue of £30m 6 per cent. Instruments due 2038 under NG/NGGF(No 1) plc Euro 10Bn EMTN Programme.

4.12.08	Director’s share purchase (Bob Catell)

3.12.08	Director Share Interests (Tom King – Special Retention Award Plan)

1.12.08	Voting Rights and Capital (monthly update)

1.12.08	Supplementary Prospectus of the National Grid USA Euro 4Bn Euro Medium Term Note Programme and documents incorporated by reference.

28.11.08	Supplementary Prospectus of the National Grid plc / National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme.

27.11.08	Director’s share purchase (Sir John Parker)

24.11.08	Director’s share purchase (Nick Winser)

20.11.08	National Grid plc — Results for the six months ended 30 September 2008.Also released in the names of NGET, NGGplc, NGGFplc and NGUSA-as ‘Parent Company Results’

17.11.08	Voting Rights and Capital (Transfer of shares out of Treasury)

10.11.08.	Directors Interests — Share Incentive Plan — monthly update

4.11.08.	NGG EUR 163.1m Index Linked Instruments 2018- Publication of Final Terms.

3.11.08	Voting Rights and Capital (transfer from Treasury and NGplc monthly update)

28.10.08	Voting Rights and Capital (Transfer of shares out of Treasury)

15.10.08	NGG. JPY 1,000,000,000 1.95 per cent. Instruments 2013 issued under NGG/NGGF (No1) 10BN Euro EMTN Programme

14.10.08	Voting Rights and Capital (Transfer of shares out of Treasury)

8.10.08	Directors Interests — Share Incentive Plan — monthly update

7.10.08	National Grid Investor Day

3.10.08	NGG/NGET- Adoption of New Articles of Association

1.10.08	Voting Rights and Capital (transfer from Treasury and NGplc monthly update)

19 9.08	Voting Rights and Capital (Transfer of shares out of Treasury)

10.9.08	Director Interests- Share Incentive Plan- monthly update/&N Winser update

1.9.08	Voting Rights and Capital (transfer from Treasury and NGplc monthly update)

1.9.08.	NGUSA Publication of final Terms-JPY 7Bn 0.4% Instruments under US EMTN Prog.

1.9.08	First September RNS for Treasury Repurchases:

Followed by announcements on 2,3,4,5,8,9,10,11,12,15,16,17,18,19,22,23,24,
(and 25 September – ‘Completion of Share Repurchase Programme’) in respect of actual repurchases on each preceding business day.

29 8.08	Voting Rights and Capital (Transfer of shares out of Treasury)

26.8.08	Completion of sale of Ravenswood Generating Station.

22 8.08	Voting Rights and Capital (Transfer of shares out of Treasury)

21.8.08	Directors Interests- Dividend Reinvestment (NG final dividend 07/08)

19 8.08	Voting Rights and Capital (Transfer of shares out of Treasury)

8.8.08	Directors Interests — Share Incentive Plan — monthly update

7 8.08	Voting Rights and Capital (Transfer of shares out of Treasury)

6.8.08	NGG. Publication of Final Terms: £50m 5.125% Instruments due May 2013

4.8.08	Blocklisting Six Monthly Return

1.8.08	Voting Rights and Capital (NGplc monthly update)

1.8.08	First August RNS for Treasury Repurchases: Followed by announcements on 4,5,6,7,8,11,12,13,14,15,18,19,20,21,22,26, 27,28 and 29 August in respect of repurchases on each preceding business day.

31.7.08	NGplc and NGET Final Terms: EUR 15 Bn EMTN programme

30 7.08	Voting Rights and Capital (Transfer of shares out of Treasury)

29.7.08	National Grid plc- AGM poll results

28.7.08	National Grid plc –Interim Management Statement

23.7.08	NGG. Publication of Final Terms: £24m 6% Instruments due May 2038

14.7.08	NGG. Publication of Final Terms: £60m 6.375% Instruments due March 2020

14 7.08	Voting Rights and Capital (Transfer of shares out of Treasury)

10.7.08	Directors Interests- Philip Aiken purchases holding

8.7.08	Directors Interests — Share Incentive Plan — monthly update

7.7.08.	NGG. Publication of Final Terms: £55m 6.00% Instruments due May 2038

1.7.08	Voting Rights and Capital (NGplc monthly update)

1.7.08	Director Interests- Steve Holliday exercises Sharesave

1.7.08	First July RNS for Treasury Repurchases:
Followed by announcements on 2,3,4,7,8,9,10,11,14,15, 16,17,18,21,22,23,24,25,28,29,30 and 31 July in respect of repurchases on each preceding business day.

27.6.08	Annual Information Update

27.6.08	Director Share Interests- Maria Richter purchases.

26.6.08	Director Share Interests- Performance Share Plan and National Grid Share Matching Plan

25.6.08	Director Share Interests- Bob Catell purchases

17 and 23.6.08.	Voting Rights and Capital (Transfer of shares out of Treasury)

17.6.08	Annual Report and Accounts Published

13.6.08	Directors interests- Deferred Share Plan Awards

11.6.08	Directors Interests — Share Incentive Plan – monthly update

4 and 9.6.08	Voting Rights and Capital (Transfer of shares out of Treasury)

2.6.08	Voting Rights and Capital (NGplc monthly update)

2.6.08	First June RNS for Treasury Repurchases: Followed by announcements on 3,4,5,6,9,10,11,12,13,16,17,18,19,20,23,24, 25,26 and 27 June in respect of repurchases on each preceding business day.

29.5.08	Voting Rights and Capital (Transfer of shares out of Treasury)

23.5.08	Director Interests on Appointment – P Aiken ‘Nil Return’

15.5.08	Voting Rights and Capital (Transfer of shares out of Treasury)

15.5.08	National Grid plc- Results for the year ended 31 March 2008 [also released in the names of NGET, NGG, NGGF, NGUSA -as ‘National Grid plc- annual results’]

13.5.08	NGG. Publication of Final Terms: EUR 750m 5.125% Instruments due May 2013

12.5.08	NGG. Publication of Final Terms: £300m 6.00% Instruments due May 2038 -

8.5.08	Directors Interests — Share Incentive Plan — monthly update

2.5.08	NGG. Publication of Final Terms (Rumanian 40m 8.60% Instruments due 2020)

1.5.08	Voting Rights and Capital (NGplc monthly update)

1.5.08	First May RNS for Treasury Repurchases:
Followed by announcements on 2,6,7,8,9,12,13,14,15,16,19,20,21,22,27,28,29 and 30 May in respect of repurchases on each preceding business day.

24.4.08	Director’s share interests- K Harvey update

15.4.08	Voting Rights and Capital (Transfer of shares out of Treasury)

8.4.08	Directors Interests — Share Incentive Plan — monthly update

3.4.08	Voting Rights and Capital (Transfer of shares out of Treasury)

2.4.08	NGG. Issue of EUR 27.3m 4.86% instruments due 2009

1.4.08	Voting Rights and Capital (NGplc monthly update and year end)

1.4.08	Sale of Ravenswood Generating Station for $2.9 Billion

1.4.08	First April RNS for Treasury Repurchases: Followed by announcements on 2,3,4 7,8,9,10,11,14,15,16,17,18,21,22, 23,24,25,28,29 and 30 April in respect of repurchases on each preceding business day.

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Section B:

Filings at UK Companies House by National Grid plc- the listed group holding entity:

During the period from 1 April 2008 to the present, National Grid plc made the following filings:

Forms 169 in respect of various market repurchases, and the subsequent cancellation, of ordinary shares.

Forms 169 (1B) in respect of various market repurchases of shares and their transfer into Treasury.

Forms 169A (2) in respect of various transfers of repurchased shares; from Treasury to Sharescheme participants.

13.11.08	Form 88(2). Allotment of shares under the National Grid Share Schemes.

12.8.08 Annual Report and Accounts 2007/08

August 08’. Articles of Association. And filing of other general meeting resolutions passed for 2008.

23.5.08 Director Appointed (Philip Aiken)

19.5.08 Director Resigned (Edward Astle)

9.4.08 Directors particulars changed

5.4.08 and 5.4.09- Annual Returns.Director Appointed (Philip Aiken)

19.5.08 Director Resigned (Edward Astle)

9.4.08 Directors particulars changed

5.4.08 and 5.4.09- Annual Returns.

#################################################################

Section C:

Filings with the US Securities and Exchange Commission (the ‘SEC’)

National Grid plc Form 6-K dated April 1, 2008
National Grid plc Form 6-K dated April 4, 2008
National Grid plc Form 6-K dated May 9, 2008
National Grid plc Form 6-K dated May 15, 2008
National Grid plc Form 6-K dated June 9, 2008
National Grid plc Form 6-K dated June 17, 2008
National Grid plc Form 6-K dated June 17, 2008
National Grid plc Form 20-F dated June 17, 2008 for the fiscal year ended March 31, 2008
National Grid plc Form 6-K dated June 27, 2008
Form 11-K (for Thrift I plan) filed June 30, 2008
Form 11-K (for Thrift II plan) filed June 30, 2008
National Grid plc Form 6-K dated July 11, 2008
National Grid plc Form 6-K dated July 28, 2008
National Grid plc Form 6-K dated July 29, 2008
National Grid plc Form 6-K dated August 14, 2008
National Grid plc Form 6-K dated August 19, 2008
National Grid plc Form 6-K dated August 26, 2008
National Grid plc Form 6-K dated September 25, 2008
National Grid plc Form 6-K dated October 1, 2008
National Grid plc Form 6-K dated October 7, 2008
National Grid plc Form 6-K dated November 4, 2008
National Grid plc Form 6-K dated November 20, 2008
Form S-8 (Registration Statement- 423 Plan) filed November 20, 2008
National Grid plc Form 6-K dated December 17, 2008
National Grid plc Form 6-K dated February 5, 2009
National Grid plc Form 6-K dated February 5, 2009
National Grid plc Form 6-K dated March 9, 2009
National Grid plc Form 6-K dated April 14, 2009
National Grid plc Form 6-K dated April 29, 2009
National Grid plc Form 6-K dated May 14, 2009
National Grid plc Form 6-K dated May 29, 2009
National Grid plc Form 6-K dated June 5, 2009
National Grid plc Form 6-K dated June 10, 2009
National Grid plc Form 6-K dated June 16, 2009
National Grid plc Form 20-F dated June 16, 2009 for the fiscal year ended March 31, 2009
National Grid plc Form 6-K dated June 16, 2009
National Grid plc Form F-3ASR (US Debt Shelf) dated June 16, 2009
Form 11-K (for Thrift I plan) filed June 29, 2009
Form 11-K (for Thrift I plan) filed June 29, 2009
National Grid plc Form 6-K dated July 10, 2009

Niagara Mohawk Power Corp 6-K dated June 27 2008

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Contact for further information: D C Forward, Assistant Secretary 0207 004 3226

Note: Alternatively, detailed information may also be obtained from the London Stock Exchange (Section A information) or UK Companies House (Section B information) or the US Securities and Exchange Commission (Section C information) as appropriate.